First Pacific Advisors

11601 Wilshire Boulevard

Los Angeles, CA 90025

August 24, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE: Rule 17g-1 Filing

FPA Capital Fund, Inc. (“Capital”) (File No. 811-01596), FPA Funds Trust (the “Trust”) (File No. 811-08544) FPA Paramount Fund, Inc. (“Paramount”) (File No. 811-00852), FPA New Income Fund, Inc. (“New Income”) (File No. 811-01735), FPA U.S. Value Fund, Inc. (“U.S. Value”) (File No. 811-03896) and Source Capital, Inc. (“Source”) (File No. 811-01731) (each an “FPA Fund” and collectively the “Funds”)

Dear Sir or Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (“1940 Act”), on behalf of the Funds, please find enclosed for filing the following:

1.                                      A copy of Rider 31 and Rider 32 (the “Riders”) to extend the term of the Funds’ Joint Investment Company Blanket Bond in the amount of $9,550,000 (“Bond”) until October 23, 2016;

2.                                      A Secretary’s Certificate certifying the resolutions adopted by the members of the Boards of Directors/Trustees of the Funds (including those members who are not “interested persons” of the Funds as defined in the 1940 Act) authorizing the amount, type, form and coverage of the Bond consistent with Rule 17g-1 under the 1940 Act; and

3.                                      The allocation agreement between each FPA Fund with respect to the Bond.

The fidelity bond premium has been paid for the period August 23, 2015 to August 23, 2016 policy period.  In addition, an additional premium has been paid to extend the term of the Bond until October 23, 2016.

Had Capital, the Trust, Paramount, New Income, U.S. Value and Source not been named as the insureds under the attached joint insured bond, each of Capital, the Trust, Paramount, New Income, U.S. Value and Source would have provided and maintained a single insured bond in the amount of $1,000,000, $3,250,000, $600,000, $2,500,000, $525,000 and $750,000, respectively.  These amounts are at least the minimum required amounts pursuant to Rule 17g-1(d).

Please contact me at (617) 662-3969 if you have any questions.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes
Secretary of the Funds

Enclosures

cc:	J. Richard Atwood

SECRETARY’S CERTIFICATE

The undersigned, Francine S. Hayes, Secretary of FPA Capital Fund, Inc., FPA Funds Trust, FPA New Income, Inc., FPA Paramount, Inc., FPA U.S. Value Fund, Inc. (formerly FPA Perennial Fund, Inc.), each a Maryland corporation, and Source Capital, Inc., a Delaware Trust, (each an “FPA Fund” and collectively, the “Funds”), hereby certifies that the following resolutions were adopted by the Boards of Directors/Trustees (the “Boards”) of the Funds at a meeting held on August 11, 2016, at which a quorum was at all times present and acting throughout:

WHEREAS, Rule 17g-1 of the 1940 Act provides, among other things, that: (1) registered investment companies provide fidelity coverage against larceny and embezzlement covering each officer and employee of the investment company who has access to its securities or funds; (2) that said coverage shall not be terminated or modified except after written notice has been given to the affected parties and to the Securities and Exchange Commission (the “SEC”) not less than 60 days prior to the effective date of termination or modification; (3) that such coverage shall be in a form and amount deemed reasonable by a majority of the Independent Directors/Trustees (hereinafter “Directors”) of each Board; (4) that such Directors shall give consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangement made for the custody and safekeeping of such assets, and the nature of the securities in each FPA Fund’s portfolio, provided that the minimum coverage required by Rule 17g-1(d) is obtained; (5) that this determination by the Independent Directors of each FPA Fund be made not less than once every 12 months; and (6) that true copies of such resolutions, any fidelity coverage and certain other documents be filed with the SEC within certain specified notification periods; and

WHEREAS, FPA and each FPA Fund are named in an employee dishonesty (fidelity) bond (the “Bond”) issued by National Union Fire Insurance Company, providing coverage of $9,550,000 to FPA and each FPA Fund; and

WHEREAS, FPA and each FPA Fund have executed a Fidelity Bond Coverage Agreement (the “Allocation Agreement”) in order to meet the requirements of Rule 17g-1(f) of the 1940 Act and to ensure that premiums on the Bond and any recovery received under the Bond are allocated in a fair and equitable manner.

NOW, THEREFORE, BE IT RESOLVED, that the extension of the Bond until October 23, 2016, together with the proposed allocation methodology for the premium for the extension of the Bond, be, and it hereby is, approved; and

RESOLVED FURTHER, that after having given due consideration to all relevant factors including, but not limited to: (i) the number of other parties named as insureds; (ii) the nature of the business activities; (iii) the amount of the Bond; (iv) the ratable allocation of the premium among FPA and each FPA Fund for the extension of the Bond; and (v) the extent to which the share of the premium allocated to each FPA Fund is less than the premium each FPA Fund would have had to pay if it had provided and maintained a single insured bond, the Boards (all Directors voting) and separately by a majority of the Independent Directors of each Board, hereby approves the allocation of the premium for the extension of the Bond in accordance with the provisions of the Allocation Agreement; and

RESOLVED FURTHER, that upon agreement with the above named insureds of the total premium for the extension of the Bond is $4,801 of which 80% shall be paid by the Funds and 20% will paid by FPA; and

RESOLVED FURTHER, that the Secretary or any appropriate officer of the FPA Funds shall file or cause to be filed the binder to the Bond and appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1; and

RESOLVED FURTHER, that any officer of the FPA Funds be, and each of them hereby is, authorized to execute and deliver the Bond and make any and all payments and do any and all other acts, in the name of the FPA Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the preceding resolutions.

Dated: August 24, 2016

/s/ Francine S. Hayes
Francine S. Hayes
Secretary

RIDER# 31

This rider, effective 12:01 am August 23, 2016 forms a part of bond number 01-656-92-68 issued to FIRST PACIFIC ADVISORS, INC by National Union Fire Insurance Company of Pittsburgh, Pa.

BOND PERIOD EXPANDED

In consideration of the additional premium of $4,000, it is hereby understood and agreed that Item 2 of the Declarations is deleted in its entirety and replaced with the following:

Item 2. Bond Period:	from:	12:01 a.m. on 08/23/2015
	to:	12:01 a.m. on 10/23/2016

It is further understood and agreed that the Aggregate Limit of Liability and any applicable Single Loss Limit of Liability for the expanded Bond Period shall be part of and not in addition to the Aggregate Limit of Liability stated in the Declarations of this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT
FPA Funds Directors/Trustees Meeting 8/8/2016 Page 90 of 126

RIDER# 32

This endorsement, effective 12:01 am August 23, 2016 forms a part of policy number 01-656-92-68 issued to FIRST PACIFIC ADVISORS, INC by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the “Forms Index” Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		BOND PERIOD EXPANDED
SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

(1/05)	FPA Funds Directors/Trustees Meeting 8/8/2016 Page 91 of 126

1

FIDELITY BOND COVERAGE AGREEMENT

This Agreement is made as of the 10th day of August, 2015, by and between First Pacific Advisors, LLC, a registered investment adviser, and FPA Capital Fund, Inc., FPA Funds Trust, FPA New Income, Inc., FPA Paramount Fund, Inc., FPA Perennial Fund, Inc., and Source Capital, Inc., all of which are registered management investment companies.

WHEREAS, each of the above named parties are named insureds under a joint insured fidelity bond in the form of the Investment Company Blanket Bond issued by National Union Fire Insurance Company, Bond No. 5618242 (“Bond”), which Bond is of the type required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, an agreement respecting the allocation of proceeds should a loss result under the Bond is required by paragraph (f) of Rule 17g-1 under the 1940 Act; and

WHEREAS, the parties hereto desire to enter into an agreement respecting such proceeds;

NOW, THEREFORE, it is agreed as follows:

It is agreed by each of the parties hereto that in the event of a recovery under the Bond as a result of a loss sustained by more than one of the named insureds, the amount received by each shall be an equitable and proportionate share of the recovery, provided, however, that such share shall at least be equal to the amount which each named insured would have received had it provided and maintained a single insured fidelity bond of the type required by Rule 17g-1 with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, each of the undersigned entities has caused this Agreement to be executed by an officer thereunder duly authorized as of the date first above written.

FIRST PACIFIC ADVISORS, LLC		FPA CAPITAL FUND, INC.

By:	/s/ E. Lake Setzler	By:	/s/ J. Richard Atwood
Name:	E. Lake Setzler III	Name:	J. Richard Atwood
Title:	Senior Vice President & Controller	Title:	President

FPA FUNDS TRUST		FPA NEW INCOME, INC.

By:	/s/ J. Richard Atwood	By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood	Name:	J. Richard Atwood
Title:	President	Title:	President

FPA PERENNIAL FUND, INC.		FPA PARAMOUNT FUND, INC.

By:	/s/ J. Richard Atwood	By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood	Name:	J. Richard Atwood
Title:	President	Title:	President

SOURCE CAPITAL, INC.

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President